EXHIBIT 35.3

                         ANNUAL STATEMENT OF COMPLIANCE


                   OFFICER'S CERTIFICATE OF THE ADMINISTRATOR

In compliance with Section 3(a) of the Administration Agreement (the "Agreement") among Nelnet Student Loan Trust 2007-1, as Issuer, M&T Trust Company of Delaware, as Delaware Trustee, Zions First National Bank, as Indenture Trustee, and National Education Loan Network, Inc., as Administrator, dated as of May 1, 2007, I, Terry J. Heimes, certify that:

1. A review of the activities of the Administrator and of its performance under the Agreement during the period from May 1, 2007 through December 31, 2007 has been made under my supervision; and

2. Based on my knowledge of such review, the Administrator has fulfilled in all material respects its obligations under the Agreement during such period.


March 28, 2008




By:     /s/ Terry J. Heimes
        -------------------------------------
        Terry J. Heimes, CFO, Treasurer
        National Education Loan Network, Inc.